           October 21, 2010

VIA EDGAR

John P. Nolan
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:Banco de Chile Form 20-F for the fiscal year ended December 31, 2009 Filed June 29, 2010, File No. 001-15266
Dear Mr. Nolan:

By letter dated September 20, 2010, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) of Banco de Chile (“Banco de Chile” or the “Bank”), which was filed with the Securities and Exchange Commission (the “Commission”) on June 29, 2010.  In response to your comments and on behalf of the Bank, we hereby submit the responses below and will revise future filings on Form 20-F accordingly.

For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form 20-F for Fiscal Year ended December 31, 2009

Analysis of Our Loan Classification, page 76

1.
We note your disclosures on pages 76 through 77 that your impaired loan portfolio totaled MCh$622,519 at December 31, 2009 and that you did not have any impaired loans at December 31, 2008 or January 1, 2008.  We also note your disclosure on page F-128 that the value of collateral maintained by the Bank of loans individually classified as impaired as of December 31, 2009, 2008 and January 1, 2008 was MCh$187,899, MCh$104,345 and MCh$198,647, respectively, which appears to indicate that you had impaired loans at each of these period ends.  Please explain this apparent discrepancy in your disclosures by providing us detailed information in your response letter and revise future filings as deemed necessary.

The amounts presented on pages 76 and 77 are not in accordance with the definition of impairment used by the Bank as of December 31, 2009 which are in compliance with the financial statements under IFRS and correctly presented on page F-128. We will revise future annual reports on Form 20-F to present the total amount of our impaired loan portfolio in a way which is consistent with the information presented in our financial statements under IFRS.

2.
As a related matter, we note your disclosure that as of December 31, 2009 you had impaired loans of MCh$622,519 with an underlying collateral value of MCh$187,899.  Please provide us with, and revise future filings to include:

•	the amount of individual and group allowances associated with these impaired loans; and

•
an enhanced discussion of your methodology for determining the amount of impairment associated with your impaired loan portfolio specifically addressing how this collateral value was taken into consideration when developing your calculation of the present value of estimated future cash flows.  Refer to paragraph AG84 of IAS 39.

In response to the Staff’s comment, please find below the amount of individual and group allowances associated with the referenced impaired loans:

As of December 31,
2009
MCh$
Allowances for individual impaired portfolio	98,719
Allowances for group impaired portfolio	86,198
Total allowances for impaired loans	184,917

The amount of total provisions for impaired loans was part of the total loan loss allowance of MCh$312,101 as of December 31, 2009. We will revise our future annual reports on Form 20-F to reflect this comment. .

In response to the Staff’s comment, we will revise the disclosure in our future annual reports on Form 20-F to clarify that if there is evidence of impairment, the amount of the loss is determined as the difference between the carrying amount of the loan(s), including accrued interest, and the present value of expected future cash flows discounted at the loan’s original effective interest rate according to paragraph AG 84 of IAS 39, considering the cash flow that may result from foreclosure of the collateral at its fair value less costs of foreclosing and selling the collateral. We periodically and independently review the fair value of the collateral included in the analysis in order to determine its reasonableness and adequacy.

Classification of Loan Portfolio Based on the Borrower’s Payment Performance, page 77

3.
We note your disclosure on page 77 that loans overdue 90 days or more (“past due”) were MCh$288,439, MCh$251,026 and MCh$61,327 at December 31, 2009, December 31, 2008 and January 1, 2008, respectively.  We also note your disclosure on page 78 that “past due” loans were MCh$89,528, MCh$81,950 and MCh$61,327 as of these same period ends.  Please explain the apparent discrepancies by providing us detailed information in your response letter in these disclosures and revise future filings as deemed necessary.

We supplementally inform the Staff that for the table “Classification of Loan Portfolio based on the borrower´s payment performance” on page 77 of the 2009 Form 20-F, the Bank considered loans that were more than 90 days past due, including the entire principal balance and interest (i.e., even amounts that were not yet past due) .  For the table “Analysis of substandard loans and amounts past due” on page 78 only past due principal payments were considered. Both tables include loans that are already in the process of judiciary collection.

For future annual filings in Form 20-F, we will use the criteria set forth in the table “Classification of Loan Portfolio based on the borrower’s payment performance” for the table “Analysis of substandard loans and amounts past due”.

4.
Please provide us with, and revise future filings to include, an analysis of the age of financial assets that are past due as at the end of each reporting period but not impaired.  Refer to paragraph 37(a) of IFRS 7.

We supplementally inform the Staff that this information was disclosed in note 45 (“Risk Management”) on pages F-127 and F-128 of the 2009 Form 20-F. We will continue to provide this disclosure in our future annual filings on Form 20-F.

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income, page F-7

5.	Please revise future filings to disclose the reclassification adjustment related to components of other comprehensive income (financial instruments available-for-sale). Refer to paragraph 92 of IAS 1.

We will revise our future annual reports on Form 20-F to reflect this comment.

6.
Please revise future filings to disclose the amount of income tax relating to each component of other comprehensive income, including reclassification adjustments, or clearly indicate that the income tax presented relates solely to-financial instruments available-for-sale, if appropriate.  Refer to paragraph 90 of IAS 1.

We will revise our future annual reports on Form 20-F to reflect this comment.

Consolidated Statement of Changes in Equity, page F-8

7.
Please revise future filings to present, either in the statement of changes in equity or in the notes to the consolidated financial statements, the amount of dividends per share recognized as distributions to owners during the period.  Refer to paragraph 107 of IAS 1.

We will revise our future annual reports on Form 20-F to reflect this comment.

Consolidated Statement of Cash Flows, page F-9

8.
We note that the provision for loan losses presented in the operating section of your Consolidated Statement of Cash Flows does not agree to the provision for loan losses on your Statement of Income.  Based on your disclosures provided in Note 36 to the Consolidated Financial Statements, it appears this difference relates to the recovery of written-off assets.  Please tell us where this difference is accounted for in your Statement of Cash Flows and revise future filings accordingly, if appropriate.

The provision for loan losses as presented in the income statement and note 36 to our financial statements is adjusted for the recovery of written-off loans. In accordance with IAS 39.65 recoveries of written-off assets are directly recognized in the income statement (in the line item “provisions of loan losses”) and do not run through the allowance account. Such recoveries are directly included in net income which is included as an operational cash flow in the statement of cash flows. As these recoveries represent a cash flow for the Bank, they are not included in the adjustment for provisions for loan losses in the statement of cash flows. We will revise our future annual reports to clarify this point, such that the line item in the statement of cash flows that currently reads “provisions for loan losses” will be revised to read “Provisions for losses, net of recoveries”.

Notes to the Consolidated Financial Statements
Note 2. Summary of Significant Accounting Principles
Special Purpose Entities, page F-12

9.
We note your accounting policy disclosure for special purpose entities and your conclusion that you do not control any of these entities.  In order for us to more fully understand your disclosure, please describe for us the circumstances where you have either been involved in the set up or sponsorship of special purpose entities for which you have concluded that you do not have control thereby supporting your conclusion that these entities need not be consolidated.  In preparing your response, please provide us with a robust discussion to support your conclusions, including applicable accounting literature relied upon.

The only two situations where the Bank is involved in special purpose entities (“SPEs”) are through its fully owned subsidiary Banchile Securitizadora S.A. (“Banchile Securitizadora”) and its affiliate (sister company and also an investor in Banco de Chile) Sociedad Administradora de la Obligación Subordinada S.A. (“SAOS”).

Banchile Securitizadora is involved in the securitization of financial assets (see description on page 37 of the 2009 Form 20-F). The business model of this entity is to provide a structuring service for the securitization of financial assets and the administration and servicing of the newly created separate legal entities and the bonds issued by such legal entities. The securitized assets are originated by other Chilean companies and in the process of securitization are transferred to separate legal entities that issue bonds in different tranches in order to finance the acquisition of these assets. Neither the Bank nor Banchile Securitizadora is the originator of any of such financial assets nor does it participate in any of the tranches in a significant way. These separate legal entities are not controlled by Banchile Securitizadora.  Banchile Securitizadora earns market-based fees for structuring the transactions and does not participate in the returns or losses of the SPE; in addition, the investors in the SPE have no access or recourse to Banchile Securitizadora’s assets and neither the Bank nor Banchile Securitizadora guarantees the return to the investors. The net equity of the SPEs is legally isolated from both Banchile Securitizadora and the Bank.

The special purpose entity SAOS was founded (please see description on pages 18-20 of our 2009 Form 20-F, “The 1982-1983 Economic Crisis and the Central Bank Subordinated Debt”) as a consequence of the economic crisis of 1982 and 1983 in Chile. We have carried an analysis of the following factors described in SIC 12.10 which indicate a relationship in which an entity controls an SPE in order to analyze whether Banco de Chile has control over SAOS:

•
The activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the entity obtains benefits from the SPE's operation: the activities of SAOS are not being conducted on behalf of Banco de Chile.

•
The entity has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an 'autopilot' mechanism; the entity has delegated these decision-making powers: Banco de Chile does not possess the decision-making powers to obtain the majority of the benefits from SAOS and there exists no “autopilot” mechanism in SAOS.

•
The entity has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE: as concluded above Banco de Chile does not obtain the majority of the benefits from SAOS and neither is it exposed to its risks.

•
The entity retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities: Banco de Chile does not bear the residual or ownership risks of SAOS.

Considering the results of our analysis we concluded that SAOS is not controlled by the Bank.

For your information, we respectfully note that SAOS was the subject of SEC comments in 2006. The conclusion under FIN 46 was that SAOS is a variable interest entity but that Banco de Chile is not the primary beneficiary of SAOS (please refer to our letter filed on December 20, 2006). Therefore, SAOS was not consolidated with Banco de Chile under FIN 46. We supplementally inform the Staff that SAOS is consolidated into Quiñenco S.A., which is the ultimate parent company of Banco de Chile.

Impairment of loans, page F-23

10.
We note your disclosure describing the two components of your allowance for loan loss, the first being for loans that are individually significant for which there is objective evidence of impairment and the second “collective” component for all loans that are not individually significant and loans which are significant but for which no objective evidence of impairment was observed as a result of the individual assessment.  We also note your disclosure on pages F-60 through F-63 and F-92 and elsewhere throughout the filing as it relates to individual and group provisions.  Please tell us and enhance your relevant disclosures in future filings to further define “individual” and “group” provisions.  In addition, please tell us, and disclose in future filings, the amount of “individual” and “group” provisions and allowance for loan losses associated with impaired loans and that associated with non-impaired loans for each period presented.

In response to the Staff’s comments, we will revise the disclosure in future annual reports on Form 20-F to further define “individual” and “group” provisions, as follows:

“Allowances for individual evaluations:

An individual analysis of debtors is applied to individuals and companies that are of such significance with respect to size, complexity or level of exposure to the Bank, that they must be analyzed in detail.  The cut-off amount for the individual evaluation is UF 10,000.

The individual evaluation requires assigning a risk category to each debtor and its respective loans.  This risk category should consider the following factors:  industry or sector, group considerations and management, financial situation, payment behavior and payment capacity.

Allowances for group evaluations:

The collective assessment of impairment is principally performed to establish an allowance amount relating to loans that are either individually significant but for which there is no objective evidence of impairment, or are not individually significant but for which there is, on a portfolio basis, a loss amount that is probable of having occurred and is reasonably estimable.

The loss amount has two components. The first component is an allowance amount representing the incurred losses on the portfolio of smaller balance homogeneous loans (which are loans to individuals and small business customers of the private and retail business). The loans are grouped according to similar credit risk characteristics and the allowance for each group is determined using models based on historical experience.

The second component represents an estimate of incurred losses inherent in the group of loans that have not yet been individually identified or measured as part of the smaller-balance homogeneous loans.”

For 2009, the Bank and its subsidiaries presented the following allowance for loan losses associated with impaired loans and with non-impaired loans:

As of December 31, 2009 MCh$

Individual Impaired	98,719
Group Impaired	86,198
Allowances for loans impaired	184,917

Allowance for not yet individually identified but incurred impairment	127,184
Total allowances for loan losses	312,101

Note 14(b). Allowances for loan losses, page F-63

11.
We note that you appear to have made additions to your group allowance for loan losses for impairment charges as a result of the Citibank Chile merger.  Please tell us how you determined that the carryover or creation of a valuation allowance related to loans acquired in the business combination was appropriate considering the guidance in paragraph B41 of IFRS 3.  To the extent that these provisions reflect additional credit deterioration since the acquisition date, please explain how credit risk was captured in your initial fair value determination.

On January 1, 2008 the Bank acquired all of the shares of Citibank Chile.  This transaction was accounted for as a business combination under IFRS 3 with Banco de Chile being the acquirer. The Bank recorded Loans to customers at its fair value of MCh$1,054,617 (this amount includes the effect of credit risk and are therefore net of allowances), which as can be seen in note 4 to our financial statements as of December 31, 2009 was different from the corresponding book value.  In 2008, these loans generated additional provisions for loan losses of MCh$20,883 related to impairment losses incurred after the business combination reflecting additional credit deterioration.

12.
We note that you acquired loans with a fair value of Ch$1,054,617 million from Citibank Chile on January 1, 2008.  We were unable to locate all of the disclosures required by paragraph B64(h) of IFRS 3 with respect to these acquired receivables.  Please provide us with, and revise your future filings to provide, the required disclosures.  Alternatively, please advise us as to where such disclosures are located in your filing.

Please note that the disclosures of IFRS 3.59/60 only relate to transactions that have occurred in the current reporting period, which in this case was 2009. However, the transaction with Citibank took place in the comparative period 2008. Therefore, we believe these disclosures are not required by IFRS 3.59/60.

Note 5. First-time Adoption

13.
Please tell us where you disclose a reconciliation of total comprehensive income in accordance with paragraph 24(b) of IFRS 1.  In the event you have not disclosed this information, please confirm that you will include such disclosure in all future filings.

The components of other comprehensive income did not generate first-time adoption adjustments under IFRS 1; therefore, it was not included in the corresponding note to our Consolidated Financial Statements. Please see Note 5 to our Consolidated Financial Statement of December 31, 2009 for the reconciliation of net income in accordance with IFRS 1.24(b).

Note 31. Equity, page F-87

14.	Please tell us, and revise future filings to disclose, the number of ordinary shares authorized. Refer to paragraph 79(a)(i) of IAS 1.

The number of ordinary shares authorized as of December 31, 2009 was 82,551,699,423.  We will revise the disclosure in our future annual filings on Form 20-F to reflect this comment.

*           *           *

Banco de Chile acknowledges that (1) Banco de Chile is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (3) Banco de Chile may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter.  If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at +56-2--653-5156

BANCO DE CHILE /s/ Pedro Samhan E. By: Pedro Samhan E. Title: Chief Financial Officer

cc:	Mr. Benjamin Phippen
Securities and Exchange Commission